UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-16459

KINDER MORGAN MANAGEMENT, LLC

KINDER MORGAN, INC.

(Exact name of registrant as specified in its charter)

1001 Louisiana Street, Suite 1000, Houston, Texas 77002,  (713) 369-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Listed Shares Representing Limited Liability Company Interests in Kinder Morgan Management, LLC

Purchase Obligation of Kinder Morgan, Inc.

(Title of each class of securities covered by this Form)

Class P Common Stock of Kinder Morgan, Inc.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Listed Shares: 0; Purchase Obligations: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Kinder Morgan, Inc. has caused this certification/notice to be signed on its behalf and as successor to Kinder Morgan Management, LLC by the undersigned duly authorized person.

Kinder Morgan, Inc., for itself and as successor to Kinder Morgan Management, LLC

Date:	December 8, 2014	By:	/s/ David R. DeVeau
David R. DeVeau
Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.